No. 18/07

IAMGOLD ANNOUNCES FURTHER DRILL RESULTS AT QUIMSACOCHA

Toronto, Ontario, July 10, 2007– IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the results of an additional 16 diamond drill holes on its 100% owned Quimsacocha Project in Ecuador, including an intersection of 32.6 metres averaging 5.3 grams per tonne (g/t) gold, 66.5 g/t silver  and 0.36% copper. These holes represent 3,000 metres of diamond drilling carried out as part of the infill drilling and resource development program.  Previous results of this program were successful in increasing resources at Quimsacocha by over 20%, as reported in September 2006 and identifying new targets to be followed up in the 2007 program.  Quimsacocha is located 40 kilometres southwest of the city of Cuenca in southern Ecuador.

“Quimsacocha continues to demonstrate consistency and continuity through its results,” commented Joseph Conway, President and CEO of IAMGOLD. “As we move forward with the development of this project, part of the focus will remain on adding to the existing resource.  We continue to monitor the political environment in Ecuador and are confident that changes will not impact our timetable. Our drill program is progressing as expected and the pre-feasibility study will be complete in Q1 2008.”

These most recent results are distributed in the central and southern parts of the Quimsacocha resource and confirm the continuity of the mineralization in the north / south direction.  The mineralization remains open to the east and west of the known resource.

In 2006, $6.2 million was spent on exploration at Quimsacocha to complete 19,000 metres of drilling.  The majority of drilling was carried out within the Loma Larga zone which is contained in the known resource.  In the first half of 2007, $2.4 million has been spent on exploration and project development work that included more than 5,000 metres of diamond drilling on newly identified targets. The 1H 2007 drill campaign was directed at the Rio Falso Sur and Loma Tasqui targets situated south and southwest of the Quimsacocha resource respectively. Both satellite zones exhibit hydrothermal alteration and characteristics similar to Quimsacocha, and first half drill results will be released before the end of July.

Significant intersections from the recent drilling at Quimsacocha and Loma Larga are presented in Table 1.  The collar locations of the drill holes can be found in Figure 1 with additional information provided in the cross sections of figures 2, 3 and 4.  These figures can also be found at:  www.iamgold.com.

Table 1
Significant Intersections from Infill Drilling At Quimsacocha as Reported on July 10, 2007
(Intersections where gold values are>5g/t are highlighted)

Hole	From m	To m	Length m	Gold g/t	Silver g/t	Cu %

349	128.9	222.0	93.2	2.6	7.1	0.07
including	145.2	165.8	20.6	3.3	6.7	0.05
including	183.9	201.3	17.5	4.0	11.4	0.14
including	187.7	191.4	3.8	4.9	15.5	0.19
350	131.1	167.6	36.6	3.1	15.0	0.06
including	147.0	159.0	12.0	5.4	19.0	0.11
351	157.0	215.8	58.8	2.3	15.4	0.12
including	165.0	170.6	5.6	9.2	26.8	0.06
including	208.5	210.5	2.0	8.9	89.9	1.24
352	72.2	144.5	72.4	3.3	29.6	0.38
including	86.0	98.8	12.8	5.3	33.3	1.24
including	106.6	128.9	22.3	4.3	38.3	0.28
including	140.0	144.5	4.5	6.0	110.0	0.42
	161.0	163.3	2.3	4.3	42.5	0.32
353	166.1	178.4	12.2	1.2	51.1	0.07
354	73.0	97.5	24.5	2.1	17.0	0.29
	128.4	161.0	32.6	5.3	66.5	0.36
including	128.4	148.5	20.1	5.8	82.5	0.47
including	155.6	161.0	5.5	7.3	56.6	0.21
355	78.6	88.3	9.7	2.5	6.9	0.07
	112.5	164.0	51.5	3.8	17.2	0.13
including	113.3	120.5	7.2	5.4	19.7	0.25
including	127.0	137.7	10.7	6.0	23.6	0.11
356	92.0	102.4	10.4	2.7	34.5	0.49
	134.3	179.3	45.0	1.2	40.4	0.09
357	136.5	171.0	34.5	2.1	20.3	0.10
	144.0	162.0	18.0	2.6	26.0	0.15
358	100.0	140.7	40.7	1.8	18.0	0.04
including	101.0	105.7	4.7	3.6	6.10	0.02
359	167.5	191.5	24.0	1.7	12.0	0.59
	206.9	222.2	15.4	4.0	31.2	0.40
including	206.9	207.7	0.8	59.3	95.1	0.29
360	94.0	130.6	36.6	3.3	31.7	0.15
including	111.0	120.0	9.0	6.6	38.5	0.3
	152.6	172.0	19.4	1.3	8.7	0.2
361	90.0	95.6	5.6	1.8	2.3	0.03
	125.0	199.6	74.7	3.3	20.7	0.13
including	129.5	134.0	4.5	6.8	30.7	0.09
including	148.0	166.0	18.0	5.3	25.9	0.17
including	174.0	183.0	9.0	4.7	20.9	0.17
362	105.0	135.9	30.9	3.1	16.8	0.25
including	113.0	120.6	7.6	6.0	45.0	0.51
363	150.9	202.1	51.2	2.2	21.4	0.18
364	no important values

Qualified Person/Quality Control Notes

Analyses of gold in drill core samples were carried out by fire assay at the laboratory of BSI in Lima, Peru along with copper and silver analyses. The quality assurance-quality control program (QA-QC) includes the insertion of certified standards every 20 samples, blanks at least every 20 samples and field or lab duplicates every 20 samples. In addition, 10% of the total drilled samples were re-assayed by ALS Chemex, Lima, Peru.

The “Qualified Person” reviewing the work at Quimsacocha is Francis Clouston, Director of Project Evaluations at IAMGOLD, who as a result of his education, affiliation with a professional association and past relevant work experience, fulfills the requirements to be a “Qualified Person” for the purposes of NI43-101.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us form including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2006 Form 40-F is available to shareholders, free of charge, upon written request addresses to the Investor Relations Department.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

Figure 1: Plan view of drill holes

PLAN VIEW OF DRILL HOLES
N
Figure 2
Figure 3
Figure 4
Current release
Previously reported
9 664 800
9 664 600
9 664 400
9 664 200
9 664 000
9 663 800
9 663 600
9 663 400
9 663 200
9 663 000
9 662 800
9 662 600
9 662 400
697 800
698 000
698 200
698 400
698 600
698 800
699 000
699 200
699 400

Figure 2

IQD - 357 - 348 - 139 - 339 - 323 - 320

NW
SE
3 800
3 700
3 600
3 500
IQD-139
IQD-339
IQD-323
IQD-320
IQD-357
IQD-348
30.3 - 38.9m
8.6m @ 1.5g/t Au,
8.5g/t Ag, 0.2% Cu
97.7 - 103.6m
5.9m @ 4.1g/t Au,
16.2g/t Ag, 0.1% Cu
136.5-169.5m
33m @ 2g/t Au,
20.3g/t Ag, 1% Cu
92 - 128m
36m @ 7.1g/t Au,
15.3g/t Ag, 0.6% Cu
120.5 - 163.7m
43.2m @ 2.2g/t Au,
15g/t Ag, 0.1% Cu
144.9 - 200m
55.2m @ 4.7g/t Au,
34.5g/t Ag, 0.1% Cu
108.3 -154m
45.7m @ 5.6g/t Au,
23.1g/t Ag, 0.2% Cu
Silicified zone
0 25 50 75 100 m

Figure 3

IQD - 363 - 361 - 334 - 337 - 360 - 362

NW
SE
3 800
3 700
3 600
3 500
IQD-361
IQD-334
IQD-360
IQD-363
IQD-337
IQD-362
57 - 86.4m
29.4m @ 1g/t Au,
11g/t Ag, 0.1%Cu
90-95.6m
5.6m @ 1.8g/t Au,
2.3g/t Ag
150.9-202.1m
51.2m @ 2.3g/t Au,
21.4g/t Ag, 0.2% Cu
125-199.6m
74.6m @ 3.4g/t Au,
21.7g/t Ag, 0.1% Cu
104- 174m
70m @ 2.5g/t Au,
9.7g/t Ag, 0.1% Cu
108.2 - 176.9m
68.7m @ 10g/t Au,
25.2g/t Ag, 0.7% Cu
153-172m
19.4m @ 1.4g/t Au,
8.7g/t Ag, 0.2% Cu
105-135.9m
30.9m @ 3.1g/t Au,
17g/t Ag, 0.2% Cu
94-130.6m
36.6m @ 3.4g/t Au,
31.7g/t Ag, 0.2% Cu
Silicified zone
0 25 50 75 100 m

Figure 4
IQD - 350 - 347 - 345

NW
SE
3 800
3 700
3 600
3 500
IQD-350
IQD-347
IQD-345
84.6 - 95m
10.5m @ 2.5g/t Au,
29g/t Ag, 0.1% Cu
131.1 - 167.6m
36.0m @ 3.1 g/t Au,
15 g/t Ag, 0.1% Cu
66 - 151.3m
85.3m @ 3.1g/t Au,
12g/t Ag, 0.1% Cu
Silicified zone
0 25 50 75 100 m